

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

Michael E. Tarvin
Executive Vice President, General Counsel and Secretary
Select Medical Corporation
4714 Gettysburg Road
P.O. Box 2034
Mechanicsburg, PA 17055

> **Re: Select Medical Corporation**
> **Form 10-K**
> **Filed March 17, 2010**
> **File No. 001-34465**

Dear Mr. Tarvin:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director